

December 21, 2012

Via E-mail
Steven D. Shackelford
Chief Financial Officer
Global Income Trust, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, FL 32801

> **Re: Global Income Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 0-54684**

Dear Mr. Shackelford:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 1. Business, page 2

Significant Tenants, page 4

1.   We note that two of your tenants each individually comprise greater than 20% of total assets as of December 31, 2011, as well as 30% of your total revenues for the fiscal year ended December 31, 2011. Given the long-term nature of such leases for such properties 100% leased to single tenants, please tell us how you determined it was not necessary to provide audited financial information for such significant tenants.

Item 1A. Risk Factors

Company Related Risks

We may pay distributions from sources other than cash flow…, page 11

2.   Please revise this risk factor subcaption and narrative in future Exchange Act periodic reports to affirmatively disclose the percentage of your total distributions (including amounts reinvested through the distribution reinvestment plan) that have been funded from sources other than GAAP cash flows from operations and describe the related dilution risk.

Item 2. Properties, page 37

3.   We note that your "Effective Monthly Rent per Square Foot" disclosure excludes tenant reimbursement and straight-line rent adjustments. In future Exchange Act periodic reports, for purposes of this table please present your effective annual rent including the impact of rent abatements, concessions or rent credits. Alternatively, please disclose that using effective rent instead of the figure currently presented would not materially impact the figure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal year ended December 31, 2011 as compared to the period from October 8, 2010 (date we commenced operations) through December 31, 2010, page 52

4.   *General and Administrative Expenses* (page 53). In future Exchange Act periodic reports please explain the reasons for material changes from year to year in one or more line items. For example, describe the reasons for the increase in general and administrative expenses during the referenced period. Clarify whether this amount reflects an increase in reimbursable expenses under your new advisory agreement. If so, please also explain to us why you believe that the new advisory agreement does not reflect an "economic" change to you, per your disclosure on page 5 in the business section.

Form 10-Q for period ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 23

5.   Given your non-compliance with the minimum net equity raise requirement as of September 30, 2012, please disclose in future periodic reports your actual results to covenants compared to the requirements as of the end of the reporting period for any financial covenant which may materially impact your operations or financing.

Uses of Liquidity and Capital Resources

Distributions, page 25

6.   Refer to your table disclosure. In future Exchange Act periodic reports, modify your disclosure to disclose the funding sources for total cash distributions, including amounts reinvested through the distribution reinvestment plan. We note your statement in footnote 2 that distributions were funded "partially" by offering proceeds. Since your GAAP cash flow from operations was negative, it appears that distributions were funding solely from other sources.

7.   In future Exchange Act periodic reports, please also provide a discussion of earnings (net income or NAREIT FFO) for the period reported in the distributions section. Please also remove any discussion of MFFO as a distribution coverage measure.

Redemptions, page 26

8.   In future Exchange Act periodic reports, please expand to disclose the number of redemption requests received and the number of unfulfilled requests. Also, please discuss the sources of funds used to fund redemptions made.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Jennifer Monick, Senior Staff Accountant, at 202.551.3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Adviser at 202.551.3473 or the undersigned at 202.551.3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel